

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via Email
Mr. David W. Fann
Chief Executive Officer
Solar Energy Initiatives, Inc.
119 Milliken Drive
Kingstree, South Carolina 29556

>   **Re:**   **Solar Energy Initiatives, Inc**.
>   **Form 10-K for the Fiscal Year Ended July 31, 2011**
>   **Filed November 15, 2011**
>   **File No. 333-148155**

Dear Mr. Fann:

We have reviewed your response filed November 4, 2011 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note from page F-2 and F-5 that you have restated your fiscal 2010 financial statements to consolidate Martin's Creek NC, LLC. Please have your auditor modify its report to add an explanatory paragraph that indicates that the fiscal 2010 financial statements have been restated. Refer to PCAOB Interim Auditing Standard AU 508.11.

Notes to Consolidated Financial Statements, page F-7

2.   Further to the above, please revise your notes to include the disclosures outlined 250-10-50-7 through 50-10 of the FASB Accounting Standards Codification related to your restatement to consolidate Martin's Creek NC, LLC within your fiscal 2010 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief